November 18, 2010

VIA U.S. MAIL
Thomas J. Loftus, Esq.
John Hancock Financial Services
U.S. Wealth Management Law Department
601 Congress Street
Boston, MA 02210-2805

Re: John Hancock Life Insurance Company (U.S.A) ("JHUSA")
        Separate Account H
        Initial Registration Statement on Form N-4
        File Nos. 333-169795 and 811-4113

        John Hancock Life Insurance Company of New York ("JHNY")
        Separate Account A
        Initial Registration Statement on Form N-4
        File Nos. 333-169797 and 811-6584

Dear Mr. Loftus:

        The staff has reviewed the above-referenced joint registration statement that the Commission received on October 6, 2010. The filing received a full review. Based on this review, we have the following comments on the filing:

1. General

    a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.

    b. Please note that we will not accelerate the filing until all bracketed numbers are finalized.

2. Glossary of Special Terms, pages 1-3

    Please define "good order" in the Glossary of Special Terms.

3. <u>Overview</u>, page 4

Please remove the reference to the Contract in the last sentence of the first paragraph of the Overview. The registration statement should be a standalone document.

4. <u>Contract Owner Transaction Expenses</u>, page 9

We note that in addition to the maximum contingent deferred sales load of 6%, you have included a tabular presentation within the table of the range of contingent deferred sales loads over time as permitted by Instruction 9 to Item 3 of Form N-4. Accordingly, please clarify the use of the term "maximum" in the headings for the entire table, as opposed to referring just to the 6% charge.

5. <u>Other Account Fees deducted from Contract Value</u>, page 10

The presentation in the table of a range of possible charges as the "current charge" is confusing. Please disclose only the specific charge that is currently imposed on new contracts.

6. <u>Examples</u>, pages 11-12

a. Please show the examples assuming the selection of the Venture Frontier with Flex Access contract before those assuming the selection of the Venture Frontier contract.

b. Please supplementally advise how the amounts in the "1 Year" columns of each table were calculated.

7. <u>Portfolio Expenses Table</u>, pages 12-13

Given that none of the contractual fee waivers extends a year beyond the date of the prospectus, please delete the "Contractual Expense Reimbursement" column as well as footnotes 2-4. <u>See</u> Instruction 3(e) to Item 2 of Form N-1A per Instruction 20 to Item 3 of Form N-4.

8. <u>General Information about Us, the Separate Accounts and the Portfolios</u>, page 14

Please disclose that (1) unlike the separate account, the general account is not segregated or insulated from the claims of the insurance company's creditors, and (2) investors must depend on the financial strength of the insurance company for satisfaction of the company's obligations under the contract including, for example, guarantees under the death benefit and guaranteed minimum withdrawal benefit riders.

9. <u>Distribution of Death Benefit</u>, page 25

   Please clarify, if true, that the JHSAA is not a true checking account not only because the Beneficiary cannot make deposits, but also because the Beneficiary cannot draw checks on the account that are payable to anyone but himself/herself.

10. <u>Availability of Investment Options Under the Optional Benefit Riders</u>, page 33

    a. In the fourth to last paragraph on page 33, please either change "Source Fund" to "DCA Source Fund" or define "Source Fund."

    b. We note your statement that "[y]ou may take withdrawals only in accordance with our default procedures; you may not specify the Investment Option from which you wish to make a withdrawal." Please describe your default procedures, including how you determine from which Investment Option(s) a withdrawal is taken.

11. <u>Withdrawals before the Lifetime Income Date</u>, page 40

    We note your statement that withdrawals before the Lifetime Income Date "generally" reduce the benefit Base on a pro rata basis. Please disclose the exception(s) to this rule.

12. <u>Withdrawals after the Lifetime Income Date</u>, page 41

    Please revise the first bullet point on the page to clarify that withdrawals taken under the Life Expectancy Distribution Program *prior* to the Lifetime Income Date *do* reduce the Benefit Base.

13. <u>Impact of Death Benefits</u>, page 43

    The table indicates that if the Deceased Owner is not the Covered Person, the Income Plus for Life 1.11 "may continue if the Beneficiary elects to continue the Contract within the time we permit under our administrative rules." Please specify the time you permit under your administrative rules.

14. <u>Distribution Fee</u>, page 50

    Given the fee table on page 10, the table on page 50 appears to be redundant. Please consider deleting it.

15. <u>Reduction or Elimination of Charges and Deductions</u>, page 50

    Please disclose which charges and deductions you may reduce or eliminate. If the charges will include more than just sales loads and deductions from purchase payments, please advise why it is appropriate to assess such different charges on individuals (vs. groups).

16. Appendix C, page C-1

The first phrase of the paragraph disclosing the requirement that the remaining withdrawal charge be no more than $1000 or 1% of purchase payments is confusing. Please clarify if/when the withdrawal charge will be deducted.

17. Exhibit 99.24(B)(10)

Please remove the following qualifying phrases from the Opinion and Consent of Counsel: "in accordance with the prospectus contained in the effective Registration Statement" and "upon compliance with applicable local law."

18. Tandy Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products